SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.   )*

XPO Logistics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

983793100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|x| Rule 13d-1(b)
|_| Rule 13d-1(c)
|_| Rule 13d-1(d)

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* The remainder of this cover page shall be filled out for a reporting person's
initial filing on this form with respect to the subject class of securities,
and for any subsequent amendment containing information which would
alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed
to be filed for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but
shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	Name Of Reporting Persons	
	Public Sector Pension Investment Board	

2	Check The Appropriate Box If A Member Of A Group (See Instructions)	(a) |_|
		(b) |x|

3	SEC Use Only

4	Citizenship Or Place Of Organization
	Canada

		5	Sole Voting Power
Number of			**11,415,524**
Shares		6	Shared Voting Power
			0
Beneficially			
Owned By		7	Sole Dispositive Power
			11,415,524
Each			
Reporting Person With		8	Shared Dispositive Power
			0

9	Aggregate Amount Beneficially Owned By Each Reporting Person
	11,415,524

10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)

11	Percent Of Class Represented By Amount In Row 9
	14.74%

12	Type Of Reporting Person (See Instructions)
	FI

Item 1(a). Name of Issuer:
XPO Logistics, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
**Five Greenwich Office Park,
Greenwich, CT 06831**

Item 2(a). Name of Persons Filing:
Public Sector Pension Investment Board

Item 2(b). Address of Principal Business Office or, if none, Residence:
**1250 Rene-Levesque West, Suite 900
Montreal, Quebec
H3B 4W8
Canada**

Item 2(c). Citizenship:
Canada

Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share

Item 2(e). CUSIP Number:
983793100

Item 3. **If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:**

(a) |_| Broker or dealer registered under Section 15 of the Act.

(b) |_| Bank as defined in Section 3(a)(6) of the Act.

(c) |_| Insurance company as defined in Section 3(a)(19) of the Act.

(d) |_| Investment company registered under Section 8 of the Investment Company Act.

(e) |_| An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) |_| A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) |x| A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d-l (b)(1)(ii)(J),
please specify the type of' institution: An employee benefit plan subject
to the provisions of the *Public Sector Pension Investment Board Act*.

Item 4.   Ownership.

(a) Amount Beneficially Owned: **11,415,524**

(b) Percent of Class: **14.74% [1]**

(c) Number of Shares as to which such person has:

    (i) Sole power to vote or direct the vote: **11,415,524**

    (ii) Shared power to vote or direct the vote: 0

    (iii) Sole power to dispose or direct the disposition of: **11,415,524**

    (iv) Shared power to dispose or direct the disposition of: 0

[1] This amount was calculated based on 65,292,839 shares of common stock
of the Issuer Being outstanding as of November 21, 2014 as reported in the
Issuer's proxy statement and assuming that 12,128,115 additional shares of
common stock of the Issuer were issued upon the conversion of the Series B
preferred stock of the issuer on December 23,2014.

Item 5.   Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date
hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

**Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company.**
Not applicable

Item 8.   Identification and Classification of Members of the Group.
Not applicable

Item 9.   Notice of Dissolution of Group.
Not applicable

Item 10.   Certification.
By signing below I certify that to the best of my knowledge and belief,
the securities referred to above were acquired and are held in the ordinary
course of business and were not acquired and are not held for the purpose
of or with the effect of changing or influencing the control of the issuer
of the securities and were not acquired and are not held in connection
with or as a participant in any transaction having that purpose or effect
other than activities solely in connection with a nomination
under 240.14a-11.

By signing below I certify that to the best of my knowledge and belief:
the foreign Regulatory scheme applicable to pension plans in Quebec,
Canada is substantially comparable to the regulatory scheme applicable
to functionally equivalent U.S. institution(s). I also undertake to furnish
to the Commission staff upon request, information that would otherwise
be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete
and correct.

Dated: January 8th, 2015

PUBLIC SECTOR PENSION INVESTMENT BOARD

/s/ *Daniel Garant*
Daniel Garant
Senior Vice President, Public Market Investments